

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

October 17, 2007

Mr. David W. Hempstead
President, Chief Executive Officer and Chief Financial Officer
TetriDyn Solutions, Inc.
1651 Alvin Ricken Drive
Pocatello, ID 83201

> **Re:** **TetriDyn Solutions, Inc.**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 7, 2007**
> **File No. 033-19411-C**

Dear Mr. Hempstead:

  We have completed our review of your Form 10-QSB and related filings and have no further comments at this time.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Emerging Growth
         Companies